Exhibit 99.5

Consent of Meyers Norris Penny LLP, Chartered Accountants

To the Board of Directors

CANADIAN SUPERIOR ENERGY INC.

Dears Sirs:

We hereby consent to the use in the Amendment No. 1 to the Annual Report on form 40-F/A of Canadian Superior Energy Inc. for the year ended December 31, 2005 of our report dated March 10, 2006 with respect to the consolidated financial statements of Canadian Superior Energy Inc., as at and for the year ended December 31, 2005.

/s/ Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada

June 16, 2006